EXHIBIT TO ITEM 77M

MERGERS

At a special meeting held on January 21, 2002, the Board of Trustees of ABN AMRO Funds (the "Trust") approved a reorganization of ABN AMRO/TAMRO Small Cap Fund and ABN AMRO/Chicago Capital Small Cap Value Fund, each a separate series of the Trust, which resulted in the transfer of assets and liabilities of ABN AMRO/Chicago Capital Small Cap Value Fund to ABN AMRO/TAMRO Small Cap Fund in return for shares of ABN AMRO/TAMRO Small Cap Fund on April 12, 2002.

The Agreement and Plan of Reorganization by and between ABN AMRO/Chicago Capital Small Cap Value Fund and ABN AMRO/TAMRO Small Cap Fund was filed electronically pursuant to Rule 497 under the Securities Act of 1933, as amended, on April 3, 2002 and is incorporated by reference into this filing.